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AB
2/27/06

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49847

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/05___ AND ENDING ___12/31/05___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *Mid Florida Equities Inc.*

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___1807 Crown Way___
                                    (No. and Street)

___Orlando,___   ___FL___   ___32804___
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___J. Patrick Calby___   ___(407) 263-7561___
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Stanford, Jerry L.___
            (Name – if individual, state last, first, middle name)

___1803 Crown Way___   ___Orlando___   ___FL___   ___32804___
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 2 1 2006
THOMSON
FINANCIAL

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _J. Patrick Colby_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Mid Florida Equities, Inc._ , as of _December 31_, 20 _05_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

State of Florida
County of Orange
personally known

Paul Moseley Stein
Notary Public

J. Pat Colby
Signature

CEO / CCO
Title

Paula Moseley Stein
My Commission DD109113
Expires May 19, 2006

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



MID FLORIDA EQUITIES, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED

DECEMBER 31, 2005

JERRY L. STANFORD
CERTIFIED PUBLIC ACCOUNTANT
1803 CROWN WAY
ORLANDO, FLORIDA 32804
407-648-9695

<table>
<tr><td>MEMBER
FLORIDA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS</td><td>MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS</td></tr>
</table>

INDEPENDENT AUDITORS REPORT

To the Board of Directors and Stockholders of
Mid Florida Equities, Inc.

We have audited the accompanying statement of financial condition of Mid Florida Equities, Inc. (the "Company") as of December 31, 2005 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinions.

In our opinions, based on our audit, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and the results of its operations and its cash flows for the year ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a requited part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jerry L. Stanford
Certified Public Accountant
January 26, 2006

MID FLORIDA EQUITIES, INC.
Statement of Financial Condition
December 31, 2005

Assets

Cash in bank and with clearing broker	$ 33,184
Marketable securities	11,404
Deposit with NASD	94
Equipment, at cost less accumulated depreciation	-0-
Total assets	$ 44,682

Liabilities and stockholder's equity

Liabilities:	$ -
Stockholder's equity:	
Common stock, $ 1.00 par value, authorized 7,500 shares; issued and outstanding 500 shares	500
Paid in capital in excess of par value	19,500
Retained earnings	24,682
Total liabilities and stockholder's equity	$ 44,682

See accompanying notes to financial statements.

MID FLORIDA EQUITIES, INC.
Statement of Operations
For the Year Ended December 31, 2005

Revenues:	
Commissions	$ 25,599
Investment advisory service	20,187
Interest	1,664
Total revenue	47,450
Expenses:	
Insurance	3,900
Legal and accounting	3,749
Miscellaneouse expense	1,180
Office expense	13,607
Taxes and licenses	1,767
Telephone	3,655
Total expenses	31,883
Net Income (Loss)	$ 15,567

See accompanying notes to financial statements.

MID FLORIDA EQUITIES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2005

	Common Stock	Paid-in Capital	Accumulated Earnings	Total
Balances, January 1, 2005	$ 500	$ 19,500	$ 9,115	$ 29,115
Net Income, (Loss) year ended December 31, 2005	-	-	15,567	15,567
Balances, December 31, 2005	$ 500	$ 19,500	$ 24,682	$ 44,682

See accompanying notes to financial statements.

MID FLORIDA EQUITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2005

Cash flows from operating activities:

Net income	$	15,567
Adjustments to reconcile net income to activities		
Depreciation		-0-
Changes in assets:		
Decrease in deposit with NASD		-0-
Increase in marketable securities		(433)
Net cash provided by operations		15,134
Increase in cash		15,134
Cash, December 31, 2004		18,050
Cash, December 31, 2005	$	33,184

Supplemental disclosure of cash flow information:

Cash paid during the period for:		
Interest paid	$	-

See accompanying notes to financial statements.

MID FLORIDA EQUITIES, INC.
Notes to financial Statements
For the Year Ended December 31, 2005

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Mid Florida Equities, Inc. (the "Company") was incorporated in Florida on November 7, 1996. The Company is a registered broker-dealer in securities under the Securities Act of 1934 and has been a member of the National Association of Securities Dealers, Inc. (the "NASD") since March 18, 1997. The company conducts operations from its executive offices in Orlando, Florida.

In December, 1999 the "Company" advanced monies for legal assistance to obtain work permits and licenses in Anguilla, British West Indies, and continue to evaluate in its business continuity planning this, and other international situations.

The Company has an expense sharing agreement with Target Media Advertising Services, LLC which is the successor to, J. P. Cal & Associates, Inc. which is owned by the firms only shareholder to share office space and office expense.

Depreciation

The Corporation provides for depreciation of its office furniture and equipment under the straight-line method for financial accounting purposes and under accelerated methods for income tax purposes over estimated useful lives of seven years.

Expenditures for repairs and maintenance are charged directly to expense as incurred. Expenditures for additions and betterment's are capitalized. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any related gain or loss is included in income.

Depreciation expense for the twelve month period ended December 31, 2005 totaled $-0-.

Income Taxes

The Corporation has elected to be taxes under the provisions of Subchapter S of the Internal Revenue Code, whereby the Corporation generally pays no tax on its taxable income. Instead, any taxable income or loss is passed through to the stockholders and reported on their individual income tax returns.

2. ADDITIONAL PAID-IN CAPITAL

In December 1996, the Corporation received a capital contribution of $19,500 from its stockholder.

MID FLORIDA EQUITIES, INC.
Computation of Net Capital and Aggregate Indebtedness
As of December 31, 2005

Stockholder's equity	$	44,682
Loans subordinated to claims of general creditors		-
Total capital		44,682
Less non-allowable assets (leasehold improvements and equipment-net, other assets)		94
Net capital before haircuts on securities positions		44,776
Less haircuts on securities positions		456
Net capital	$	44,320
Minimum net capital requirement	$	5,000
Aggregate indebtedness	$	-
Ratio of aggregate indebtedness to net capital		None

See accompanying notes to financial statements.

MID FLORIDA EQUITIES, INC.
Exemption From Reserve Requirements Under Rule 15c3-3
December 31, 2005

Mid Florida Equities, Inc. operates under the K(2) (ii) exemptive provision to SEC Rule 15c3-3, as all customer transactions are cleared on a fully disclosed basis through another registered broker-dealer, Emmett A. Larkin & Company, Inc.

MID FLORIDA EQUITIES, INC.
Reconciliation of Computation of Net Capital
with Focus Report, Part II
December 31, 2005

Net capital as reported on the Focus Report, Part II	$ 31,254
Adjustment	-
Net capital as adjusted and as reported per audited financial statements	$ 31,254

JERRY L. STANFORD
CERTIFIED PUBLIC ACCOUNTANT
1803 Crown Way
Orlando, Florida 32804

407-648-9695

MEMBER
FLORIDA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

February 1, 2006

Board of Directors
Mid Florida Equities, Inc.

In planning and performing our audit of the financial statements of Mid Florida Equities, Inc. (the "Company") for the year ended December 31, 2005 we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedure followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payments for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of internal control structure policies and procedures and of the practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation or financial statements in conformity with generally accepted accounting principles.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standard established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors of irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Security Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5 under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Jerry L. Stanford
Certified Public Accountant
January 26, 2006